SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

APRIL 29, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING



ANGLOGOLD ASHANTI LIMITED
(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Results of annual general meeting

Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Friday, 29 April 2005, all ordinary and special resolutions, as specified in the notice of the meeting dated 30 March 2005, were passed by the requisite majority of shareholders.

The Special Resolution will be lodged with the Registrar of Companies for registration.

As indicated in the directors' report forming part of the 2004 annual financial statements, Mr D L Hodgson has retired from the board. Mr R Carvalho Silva and Mr N F Nicolau have been appointed executive directors with effect from 1 May 2005.

Johannesburg
29 April 2005

LOGO
JSE Sponsor
UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   APRIL 29, 2005   By: /s/ C R Bull

                                               Name: C R Bull
                                               Title: Company Secretary